Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04045775

19 October 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Sc

per

Andrew M Knox
Chief Financial Officer

Enc.

10/27/04

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 SEPTEMBER 2004

QUARTER HIGHLIGHTS

- Cash at the end of the quarter was $4.572m.

Papua New Guinea

- Quarterly revenue from SE Gobe field was US$805,614.
- Subsequent to the end of the quarter a decision to proceed to FEED on the PNG to Queensland pipeline was taken by the Highlands Gas Project consortium.

Indonesia

- The environmental plan and Plan of Development for the Oyong field have been approved by the Indonesian authorities.
- Oyong reserves have increased following an independent assessment.
- Early oil development in third quarter 2005 is now planned for Oyong.
- Jeruk -2 tests oil subsequent to the end of the quarter.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Oil Search

At the end of the quarter, the SE Gobe field was producing at an average rate of approximately 6,500 barrels of oil per day (Cue share approximately 250 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was US$805,614 and equated to 18,819 barrels. Cue did not have any hedging arrangements in place during the quarter.

2. DEVELOPMENT ACTIVITY

Sampang PSC - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001 and has been delineated by a total of three wells.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island and has a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Reserves

A reserves audit by DeGolyer and MacNaughton, an international expert, has resulted in an increase to previously assessed technically proven and probable oil reserves.

The reserves (recoverable volumes) are characterized as technical reserves pending final joint venture approval of full development. The DeGolyer and MacNaughton reserves are:

	Proven (1P)	Proven + Probable (2P)	Proven + Probable + Possible (3P)
Oil			
Oil in Place	80	99	131
Recoverable	6.4	9.9	15.7
Gas (including solution gas)			
Gas in place	143	169	183
Recoverable	107	135	147

Oyong Development

The field environmental plan and plan of development have been approved by Indonesian authorities.

As a result of the increase in Oyong field recoverable oil and the current high crude oil prices the joint venture is modifying the approved Oyong development plan to bring forward first oil production to third quarter 2005.

The planned new development will consist of a simple well head structure formed by triangular braced surface well conductors which will extend above the sea surface. Development wells will be drilled through and between the conductors.

Oil and gas will be processed on a nearby moored barge. Oil will be exported by shuttle tanker and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java.

First gas is expected around mid 2006. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Approval of Indonesian authorities will be required to revise the field plan of development and the environmental management plan.

In addition, recent analysis of the Mundu Formation reservoir rock properties and consequent revised dynamic reservoir simulation modelling, have indicated that the peak oil production rate could reach 20,000 barrels of oil per day for a six well oil development and should average 9,000 barrels of oil per day for the first two years of production.

A joint venture decision on development is expected prior to year end 2004.

Oyong Funding

The revised plan of development requires reduced capital expenditure with Cue's 15% share being reduced from US$19 million to US$14.5 million.

The requirement for securitization of gas sales payments should also be reduced as the increased oil revenue due to higher proven reserves and increased oil prices are expected to substantially cover the cost of development. Negotiations on securitizing gas payments under the Gas Sales Agreement are continuing.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter in the SE Gobe licence.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

No exploration activity took place during the quarter.

Planning was continued for a seismic survey over the Wasuma structure and the general Bilip area. Data acquisition is expected to begin in October 2004.

PRL -8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)
Operator: Oil Search

Preparation of a report continued, during this quarter, into the potential for using PNG natural gas for manufacturing methanol in PNG.

The Kimu gas field in PRL -8 could supply natural gas feed stock for such a development.

Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

No exploration activity took place during the quarter.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet.

The 6 October, 2004 announcement by Oil Search and Esso Highlands Limited that the owners of the Highlands Gas Project has decided to move the project to the front end engineering and design (FEED) phase is a significant step toward commercializing the significant volumes of natural gas that have been discovered in Papua New Guinea. The Highlands Gas Project is intended to transport natural gas from PNG to Queensland, Australia.

The combination of the PNG to Queensland pipeline and Oil Search's efforts to commercialise gas with a range of other initiatives, such as petrochemical manufacture, compressed natural gas exports and gas to liquids developments, leads Cue to believe that its substantial volumes of recoverable gas will ultimately add significant value to the company.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

Jeruk -2 (Sole Risk Operation)

Santos has announced that Jeruk -2 began drilling on 22 July 2004. Jeruk -2 is located approximately 1.6 km east of Jeruk -1 and will be drilled to a planned total depth of 5500m (measured depth). Jeruk -2 was still drilling at the end of the quarter.

Subsequent to the end of the quarter, Santos announced that an open-hole Drill Stem Test (DST) was performed in the well during Saturday 16 and 17 of October 2004. The test was performed over an 18 metre interval from 5,134m to 5,152m measured depth.

Preliminary results from the DST are:

- A flow rate of 7,488 barrels oil (1,190 kilolitres) per day was recorded through a 1/2 inch (12.7 millimetre) surface choke accompanied by 2.21 million cubic feet (62.6 thousand cubic metres) per day of gas during 5 1/2 hour flow period.
- The flow rate was constrained by the throughput capacity of the surface production test facilities.
- A flowing tubing head pressure of 2,762 pounds per square inch (19,043 kilopascals) was recorded.

Following completion of the flow test the well was shut-in for measurement of pressure build-up, after which the testing equipment will be removed from the hole. Jeruk 2 will then be deepened in order to ascertain the full extent of the hydrocarbon column. Logs will be run when the well has reached total depth.

Cue did not participate in the Jeruk -1 well which was drilled as a sole risk by Santos. Cue has also elected not to participate in Jeruk -2. Cue retains its right to participate in any Jeruk development, subject to joint venture sole risk premiums (which are typical industry levels) based on the equity share Cue would have originally been required to contribute to the cost of the Jeruk -1 and -2 wells. Cue retains its existing right to the remainder of the Sampang PSC.

<u>**Other Areas**</u>

Planning is underway to acquire an extensive 3D seismic survey prior to drilling an additional exploration well. Seismic acquisition is expected to begin in late 2004 with a well following in the second half of 2005.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No activity.

By Order of the Board

Andrew Knox
Public Officer

19 October 2004

APPENDIX II

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 30/09/04 $NZ 000**	**Year to Date (Three Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	1,237	1,237
b) Payments: for exploration and evaluation	(292)	(292)
for development	-	-
for production	(198)	(198)
for administration	(307)	(307)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	15	15
e) Interest and other costs of finance paid	-	-
f) Income taxes paid	(353)	(353)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	102	102
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	77	77
other fixed assets	-	-
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	77	77
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	179	179
b) Cash at beginning of quarter/year to date	4,637	4,637
c) Exchange rate adjustments to Item 4(a) above	(244)	(244)
d) **CASH AT END OF QUARTER**	4,572	4,572

5. **NON-CASH FINANCING AND INVESTING ACTIVITIES**

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

Singapore Petroleum Company purchased Elpaso's 40% interest in the Sampang PSC.

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	Amount Available $NZ 000	Amount Used $NZ 000
	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	1,032	1,293
b) Development	-	1,071
TOTAL	1,032	2,364

\# The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	47	42
Deposits at call	4,525	4,595
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	4,572	4,637

9. CHANGES IN INTERESTS IN MINING TENEMENTS

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/05
		500,000	-	10	02/05/05
		500,000	-	12	02/05/06
		500,000	-	15	02/05/06
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Andrew Knox
Public Officer

19 October 2004

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 SEPTEMBER 2004

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 SEPTEMBER 2004

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos (Sampang) Pty Ltd	15.0
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	"	5.568892
PRL 9	Santos Asia Pacific Pty Ltd	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72